Financial Statement Review Report

Period Ended March 31, 2023



Table of Contents



Independent Accountant's Review Report

To: Management
Media3 Labs

We have reviewed the accompanying financial statements of Media3 Labs LLC, which comprise the balance sheet as of March 31, 2023, and the related statements of income, changes in equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Media3 Labs LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern. Management's plans regarding this matter are also described in the Notes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting Execs

Union, KY
November 8, 2023

Media3 Labs LLC
Balance Sheet (Unaudited)
As of March 31, 2023

	March 31, 2023
ASSETS	
Current assets:	
Total current assets	$ -
Non-current assets	
Total non-current assets	-
Total assets	-
LIABILITIES AND OWNER'S EQUITY	
Current liabilities:	
Total current liabilities	-
Non-current liabilities:	
Total non-current liabilities	-
Total liabilities	-
Owner's Equity:	
Retained earnings	-
Total equity	-
Total liabilities and Owner's equity	$ -

Media3 Labs LLC
Statement of Income (Unaudited)
For the Period Ended March 31, 2023

	Period Ended March 31,
	2023
Revenue	$ -
Cost of revenue	-
Gross profit	-
Operating expenses:	
Total operating expenses	-
Income from operations	-
Other income and expenses, net	-
Net Income	$ -

Media3 Labs LLC
Statement of Changes in Owner's Equity (Unaudited)
For the Period Ended March 31, 2023

	Period Ended March 31, 2023		
	Owner's Equity		
	Capital Contributions	Net Income	Total Owner's Equity
Balance as of March 22, 2023	$ -	$ -	$ -
Net Income	-	-	-
Balance as of March 31, 2023	$ -	$ -	$ -

Media3 Labs LLC
Statement of Cash Flow (Unaudited)
For the Period Ended March 31, 2023

	Period Ended March 31,
	2023
Operating Activities	
Net income	$ -
Net cash provided (used) by Operating Activities	-
Investing Activities	
Net cash provided (used) for Investing Activities	-
Financing Activities	
Net cash provided (used) by Financing Activities	-
Net cash provided (used) in period	-
Cash at beginning of period	-
Cash at end of period	$ -

Media3 Labs LLC

Notes to Financial Statements
As of March 31, 2023

1. Overview and Basis of Presentation

Description of Business and Basis of Presentation

Media3 Labs (the Company) is a tech media company focused on the creation and sales of Web3 cloud-based software. The company's flagship product, Scoop3, is a podcast player that will be available on the Apple and Google Play stores. The Scoop3 application is unique in that listeners receive loyalty badges for each podcast episode they consume. The loyalty badge system is powered by blockchain but is not associated in the cryptocurrency/finance line of business. In this context, blockchain is a decentralized ledger recording the entry of an event/occurrence (in this case, the consumption of a podcast episode), not a ledger entry of a financial transaction.

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The accounting principles that compose the framework are appropriate for the preparation and presentation of small- and medium-sized entity financial statements, based on the needs of the financial statement users and cost and benefit considerations.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates are based on the best available information at the time of preparation and involve inherent uncertainties. Actual results may differ from these estimates. The Company's estimates and judgements include allowance for doubtful accounts and expected credit losses; internal use software; useful lives of fixed assets; and impairment of long-lived assets.

Risks and Uncertainties

The Company is a business that has not commenced planned principal operations. The Company is designed to develop and sell online, cloud-based software. As of March 31, 2023, the principal activities consisted of the entity's organization and business plan development. The Company's activities are subject to risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology, the product becoming obsolete due to new advances in technology, or shifts in customer entertainment preferences.

Going Concern

As the Company is in the start-up phase, it has not attained profitable operations and is dependent upon continued financial support from owners, the ability to raise funding or debt financing, and the

attainment of profitable operations from future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of March 31, 2023, the Company was in the start-up phase and had not begun operations resulting in zero-balance financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year of the date that the financial statements are issued. The future of the Company is dependent upon management's success in its efforts and resources to conduct the Company's current business. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is solely funded by the owner of the company to meet its minimal operating expenses. If no additional outside funding or debt financing is obtained, the owner has the liquidity available to continue supporting the company's minimal operating expenses through at least one year from the date that the financial statements are issued. The Company believes it will require additional funds to continue its operations through 2024 and to continue developing its existing projects and plans to raise such funds through crowdsource funding and generating sufficient sales revenue. There is no assurance that the Company can be successful in raising such funds or generating the necessary sales.

If the company is unable to generate enough revenues to cover the costs of operation, the Company would need to either continue to borrow funds or cease all operations and wind down. Although management is currently evaluating their strategic alternatives with respect to all aspects of the business, they cannot provide assurance that any actions that they take would raise or generate sufficient capital to fully address the uncertainties of the Company's future financial position.

2. Summary of Significant Accounting Policies

Policies & Procedures Note

As of March 31, 2023, the Company had not begun operations resulting in $0 balances across all financial statements. The following notes are expected policies and procedures for the basis of presentation. While not expected to change, policies and procedures may be adjusted in future periods if deemed necessary by management.

Cash

Cash includes currency on hand, deposits held at financial institutions, and any other highly liquid instruments that are readily convertible into known amounts of cash with insignificant risk of changes in value.

Cash is stated at its nominal or face value, which approximates their fair value due to its short-term nature and minimal risk of value changes.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount (net of allowance), do not require collateral, and do not bear interest. Third-party payment processor receivables due from financial institutions for the settlement of credit and debit card transactions for the sales of the Company's products and services are included in accounts receivable.

The Company maintains an allowance for doubtful accounts and expected credit losses for amounts the Company does not expect to collect. In establishing the required allowance, management considers historical losses, current market conditions, customer-specific information, reasonable and supportable forecasts of future economic conditions to inform adjustment to historical loss data, and current payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Bad debt expense is recognized in the income statement as an operating expense. It represents the portion of the allowance for doubtful accounts that is deemed necessary to cover potential uncollectible receivables and is estimated based on the review of the Company's analysis.

Internal Use Software

Internally developed software is expensed as incurred until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to the customers. The software has a finite useful life of 3 years and is amortized on a straight-line basis upon reaching technological feasibility.

The company tests its intangible assets for impairment annually or more frequently if there are indicators of impairment. As of March 31, 2023, the Company had not begun the process of developing their software resulting in a $0 asset balance and no risk of impairment loss.

Property and Equipment

Property and equipment are recorded at cost and stated at historical cost less accumulated depreciation. Costs incurred to bring the assets to their intended use, including purchase price, direct costs, and necessary installation costs, are capitalized. Subsequent costs incurred for major improvements or betterments that extend the useful life or increase the capacity or efficiency of the assets are also capitalized.

Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed assets. The useful lives and residual values are determined based on management's judgment, considering factors such as historical experience, industry standards, and technical obsolescence.

The following estimated useful lives are used for depreciation purposes:

Office assets	3 years
Equipment	3-5 years

Depreciation expense is recognized on a systematic basis over the useful lives of the fixed assets. The expenses are included in the income statement under operating expenses. The accumulated depreciation is recorded as a contra-asset account and is deducted from the gross value of the assets to arrive at the net carrying amount.

When property and equipment is disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the income statement. The gain or loss is calculated as the difference between the net disposal proceeds and the net carrying amount of the asset.

Property and equipment with components that have different useful lives are separately identified and accounted for. The costs of these components are allocated based on their respective useful lives for the purpose of depreciation calculation.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of March 31, 2023, the company had no property, plant, and equipment nor depreciation expense.

Revenue Recognition

The Company derives revenue from the sale of software subscriptions. At times, the Company may enter into contracts with customers that include promises to transfer products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers in an amount that reflects the consideration allocated to the respective performance obligation. The recognition of revenue is net of any applicable sales taxes.

The Company's service offerings are online, and cloud based. Offerings provide customers with the right to use the hosted software over the contract period without taking possession of the software and are billed on a subscription basis. Revenue related to online offerings that are billed on a subscription basis is recognized ratably over the contract period. Revenue related to online offerings that are billed on a monthly basis is recognized over the month of subscription.

Revenue recognition for the Company is contingent upon the transfer of control, which signifies the point at which the customer obtains the ability to direct the use and obtain the benefits of the services provided. By adhering to this principle, the Company ensures the accurate and appropriate recognition of revenue in its financial statements.

Revenue recognition is determined through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

As of March 31, 2023, the Company had not begun operations and, therefore, no revenue had been earned as of the period then ended.

Performance Obligations

Customers have the option to choose between a month-to-month product subscription or an annual service contract. Payments for the product services are paid in full in advance of the relevant subscription period. Refunds are not provided for early cancellation of product services and customers may continue to use the platform until the service obligations have been satisfied.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue when the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability. As of March 31, 2023, the Company had no deferred revenue.

Cost of Revenue

Cost of revenue has three components: (1) cost of hosting, which includes the direct costs of electronically storing product data and online computing resources; (2) in-app sales commissions, which include payments to third-party app sales platforms for each customer download; and (3) customer support, which includes the cost to manage customer accounts.

Income Taxes

The Company's legal business structure is a single member limited liability company (LLC). Tax responsibilities are passed through to the owner's personal tax returns based on the Company's taxable income.

Advertising

The Company expenses all advertising costs as incurred to selling and marketing expense in the statement of income.

Concentrations of Credit Risk and Significant Customers

The Company maintains its cash accounts with financial institutions where, at times, deposits may exceed federal insured limits. As of March 31, 2023, the Company had no customer, supplier, lender, or other concentrations.

Subsequent Events

The Company has evaluated subsequent events through November 8, 2023, which is the date the financial statements were available to be issued. The Company is not aware of any material subsequent events through the date of issuance.